

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2022

Michael Nessim
Chief Executive Officer
Kingswood Acquisition Corp.
17 Battery Place
Room 625
New York, New York 10004

> **Re: Kingswood Acquisition Corp.**
> **Form 10-K for the Fiscal Year Ending December 31, 2021**
> **Filed March 31, 2022**
> **File No. 001-39700**

Dear Michael Nessim:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction